November 3, 2006

Michael J. Ahearn, CEO
First Solar, Inc.
4050 East Cotton Center Boulevard
Building 6, Suite 68
Phoenix, Arizona 85040

**Re: First Solar, Inc.
          Form S-1, Amendment No. 5
          File No. 333-135574
          Filed November 2, 2006**

Dear Mr. Ahearn:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Unless otherwise noted, prior comment refers to our letter dated October 31, 2006.

Prospectus Summary

1.   We note your response to prior comment 1; however, it is inappropriate to highlight competitive strengths on page 2 while you point out disadvantages on page 57. Please revise to balance your disclosure.

2.   We note your response to prior comment 2. You should disclose the positive and negative aspects of the contracts with equal prominence, rather than including positive aspects on page 1 and negative aspects on page 3.

3.   We note your letter dated November 3, 2006 regarding Regulation S-K Item 10(b)(2)'s statement that "[i]t generally would be misleading to present sales or revenue projections without one of the foregoing measures of income." Given your disclosure regarding the magnitude of the long-term contracts and your capacity constraints, it is unclear how you conclude that investors would not be led to (1) believe that the disclosed sales will approximate your revenue and (2) place undue reliance on the figures given the absence of a related measure of income. If you choose to continue to include the sales attributable to the contracts in the summary, you should provide equally prominent disclosure of your statement to us that you do not have a reasonable basis for presenting an income measure and the reasons why not. If such disclosure is too extensive or detailed for a prospectus summary, you should relocate the disclosure about the sales attributable to the contracts to a more appropriate section of your document where you can provide sufficient disclosure in context for investors to evaluate projections.

Recycling Program, page 61

4.   Please reconcile your response to prior comment 3 that customers can return their product at any time with the disclosure on page 61 that they can return the modules at the end of their useful lives.

Debt and Credit Sources, page 46

5.   Please update disclosure to include additional borrowings described in Note 20 to the financial statements.

Rule 144, page 91

6.   Please provide the disclosure in the paragraph you deleted from this section. See Regulation S-K Item 201(a)(2).

Exhibits

7.   Please file complete exhibits with all attachments. We note, for example, references to exhibits in exhibit 1.1 that are not included in the filing.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc.   John T. Gaffney (Cravath Swaine)
        VIA TELEFAX (212) 474-3700